EXHIBIT 99.4

Leticia Conca
Alonso de Córdova 5710, Office 404, Las Condes,
Santiago, Chile
 Telephone: (56-2) 2351 7700
Fax: (56-2) 2351 7702 fax
lconce@alquim.cl

Consent of Qualified Person

I, Leticia Conca, Registered Member of the Chilean Mining Commission, consent to the public filing of the Technical titled “NI 43-101 Technical Report on the Caspiche Project, Atacama Region, Chile” dated effective April 30, 2014 (the “Technical Report”) filed by Exeter Resource Corporation.

I also consent to any extracts or a summary of the Technical Report in the press release of Exeter Resource Corporation, dated May 06, 2014 (the “Press Release”)

I certify that I have read the Press Release that the Technical Report supports and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this June 20, 2014.

Leticia Conca
__________________________________
Leticia Conca, Chilean Mining Commission.
Civil Mining Engineer.